
July 27, 2012

Via E-mail
Ellen Wei
Chief Financial Officer and Controller
Minco Gold Corporation
Suite #2722, 1055 West Georgia Street, PO Box 11176
Vancouver, British Columbia, Canada V6E 3P3

> **Re:** **Minco Gold Corporation**
> **Form 20-F for Fiscal Year Ended December 31, 2011**
> **Filed April 20, 2012**
> **File No. 001-32670**

Dear Ms. Wei:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the fiscal year ended December 31, 2011

Description of Properties page 25

1. We note that your equity investment in Minco Silver Corporation represents approximately 65% of your total assets. In future filings please provide the information required under paragraph (b) of Industry Guide 7 for the Fuwan Silver Project. Please provide a draft of your proposed disclosure with your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Coleman, Mining Engineer at (202) 551-3610 if you have questions regarding the engineering comments. Please contact me at (202) 551-3536 with any other questions.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director